Mail Stop 3561

								August 31, 2005

David Y. Chen, Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

      Re:	Shine Media Acquisition Corp.
		Registration Statement on Form S-1
		Filed August 2, 2005
      File No. 333-127093

Dear Mr. Chen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

2. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

3. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

Table of Contents

4. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus."

Prospectus Summary, page 1

5. In the summary section and the business section, we note that you
make several assertions regarding market conditions and cite as the
source of the information ZenithOptimedia`s April 2005 Advertising Expenditure Forecasts. We also note that the chief executive officer of Optimedia China of the ZenithOptimedia Group is a special advisor
to the company.  Further, the report in ZenithOptimeida`s April
2005
report does not appear to be available to the public without charge.
As required by Section 7 of the Securities Act and Rule 436 of Regulation C, please file ZenithOptimedia`s consent to their references in the prospectus. Also name ZenithOptimedia as an expert in the "Experts" section.

6. Reconcile the statement on page one "the primary investment opportunities . . . available to non-Chinese companies are in the advertising sector" with the information in the third paragraph on page 2 and the thirtieth risk factor.

7. We note the statement that "[s]ubject to compliance with applicable regulations, direct and foreign ownership of display-oriented media companies, internet content and services companies in
China is permitted and these companies are typically independent and privately owned." Please reconcile this statement with the disclosures under "Risks Relating to Regulation of the Corporate Structure We May Use in Connection With an Acquisition" and the disclosure on pages 39 and 40 that states:

"foreign investors are also required to have at least three years of experience in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we intend to acquire a target company or companies by either acquiring simultaneously a foreign entity that has the required years of experience, or entering into contractual arrangements with affiliated entities in China to hold the required licenses to operate an advertising company."

See also the disclosure under "Contractual Arrangements" on page
43.

8. With regard to the limits in China referred to, it is not at all
clear how the registrant intends to circumvent them "through a foreign entity having the required years of advertising experience
..
.. ."  Please fully explain hereunder and elsewhere as appropriate.

9. Any plans, arrangements or understandings, preliminary or otherwise, to acquire or join with another company related in any way to officers, directors, principal shareholders, their associates or affiliates should be disclosed.

Risk Factors, page 9

10. The prospectus contains 53 risk factors. As a general rule, your risk factors should only work in this document. If they are readily transferable to other offering documents, they are probably too generic. See Item 503(c) of Regulation S-B.

11. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. Each factor must also explain how it applies to your company or your offering.

12. Many of the risk factors presented are duplicative and/or not material. Please revise and delete unnecessary risk factors. We will have further comments after review of your amended filing.

Because there are numerous companies with a business plan similar to ours..., page 11

13. Please provide the omitted information.




We may issue shares of our capital stock..., page 11

14. You state that there will be 73,250,000 authorized but unissued shares of common stock available for issuance immediately after this offering. This balance appears to exclude the 1,875,000 shares that have already been issued. Please revise to correct for this or provide us with your calculations that helped you arrive at the disclosed balance.

Instead of acquiring one or more Chinese advertising companies through a foreign entity..., page 20

15. Please describe in the subheading the risk that is described in the narrative. Please include whether the investor could lose their investment. Please describe these penalties in more detail in the business section.

Use of Proceeds, page 28

16. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $400,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $300,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the last paragraph on page 33 in the
MD&A section.

17. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence.

18. We note that the company states that "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account . .
..
will be used to finance the operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 33 in the MD&A section.

19. Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

20. Note that the type-size of footnotes hereunder and elsewhere must be the same as the body of the prospectus. See Rule 420(a) of Regulation C.

Proposed Business, page 35

21. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.

Contractual Arrangements, page 42

22. On the bottom of page 43, please describe in detail the "sever penalties."

23. If the company finds a target, please describe whether the company will obtain a legality opinion regarding the structure of the business combination prior to the vote by stockholders whether or not to approve the combination.

Management, page 53

24. Indicate the nature of the business of the firms mentioned under
Richard L. Chang.

Certain Transactions, page 59

25. Discuss the terms of the notes payable, stockholders.

26. We note the statement that "[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us." Please discuss this statement in the use of proceeds section.

Underwriting, page 66

27. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division`s Office of
Chief Counsel.



28. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

29. We note the reference to "initial offering price" on page 67.
Please clarify the reason for this statement or delete the word
"initial."

Financial Statements

30. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 4 - Commitments and Contingencies, page F-9

31. Please expand Note 4 to disclose any net settlement provisions of the underwriter`s purchase option ("UPO"). Also, revise to clarify the expected timing of the issuance of the UPO and tell us whether the options will be issued regardless of the status of the registration statement. Disclose the estimated fair value and the major assumptions used to value the UPO. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of
FAS 123R, and that the use of a minimum value method would not be appropriate. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Part II

Exhibits

32. File executed copies of all agreements that are in effect.
Forms
of agreements are not sufficient.

33. We note that many required exhibits, including the underwriting agreement and the opinion and consent of counsel, remain to be filed by amendment.

Exhibit 23

34. Provide a current consent of the independent accountant in any amendment.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.




      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990
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David Y. Chen
Shine Media Acquisition Corp.
August 31, 2005
Page 1